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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003 (third filing)

Commission File Number:  0-28800
                         -------

                       Durban Roodepoort Deep, Limited
                       -------------------------------
               (Translation of registrant's name into English)

                    45 Empire Road, Parktown, South Africa
                    --------------------------------------
                   (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X Form 40-F.........

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

      Attached to the Registrant's Form 6-K Filing for the month of April 2003, and incorporated by reference herein, are:


          Exhibit No.                     Description
          -----------                     -----------
               1.        News Release entitled "Operating and
                         Financial Results for the Quarter ended 31
                         March 2003", dated April 29, 2003.

               2. (i) Report to Shareholders for the 3rd Quarter ended 31 March 2003 and a discussion regarding total costs; and (ii) cash costs, including components of cash costs and a reconciliation cash costs to total costs.

               3. Release entitled "Resignation of Director", dated April 29, 2003.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              DURBAN ROODEPOORT DEEP, LIMITED



                               By: /s/ J.H. Dissel
                                   ---------------
                                   J.H. Dissel
                                   Chief Financial Officer


Dated: May 1, 2003